UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

QUANTA CAPITAL HOLDINGS LTD.

(Name of Subject Company (Issuer)

QUANTA CAPITAL HOLDINGS LTD.

QCH ACQUISITION LTD.

(Name of Filing Persons (Offerors))

10.25% Series A Preferred Shares

(Title of Class of Securities)

G7313F114

(CUSIP Number of Class of Securities)

Agent for Service:

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8400

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

With a copy to:

Amar Budarapu W. Crews Lott Baker & McKenzie LLP 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 (214) 978-3000	J. Brett Pritchard Janet Otsuka Love Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, IL 60606 (312) 443-0700

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$70,436,812	$2,162
*

Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that an aggregate of 3,130,525 10.25% Series A Preferred Shares, are purchased at the tender offer price of $22.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144.16	Amount Previously Paid: $1,922.14
Filing Parties: Quanta Capital Holdings Ltd., QCH Acquisition Ltd.	Filing Parties: Quanta Capital Holdings Ltd., QCH Acquisition Ltd.
Form or Registration No.: SC TO-I/A	Form or Registration No.: SC TO-I
Date Filed: July 12, 2007	Date Filed: June 1, 2007

Amount Previously Paid: $96.00
Filing Parties: Quanta Capital Holdings Ltd., QCH Acquisition Ltd.

Form or Registration No.: SC TO-I/A
Date Filed: July 20, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “ Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (as heretofore amended, the “Schedule TO”), which relates to an offer by QCH Acquisition Ltd., an exempted company limited by shares incorporated in Bermuda (“Purchaser”), a wholly-owned subsidiary of Quanta Capital Holdings Ltd., an exempted company limited by shares incorporated in Bermuda as a holding company (“Quanta”), to purchase any and all of Quanta’s 10.25% Series A Preferred Shares (the “Preferred Shares”). The Schedule TO was originally filed on June 1, 2007, and was amended on June 4, 2007, June 28, 2007, July 12, 2007 and July 20, 2007. The Schedule TO relates to an offer by Purchaser to purchase the Preferred Shares at $22.50 per share, net to the seller in cash (subject to applicable withholding taxes), and upon the terms and subject to the conditions set forth under the Offer to Purchase and Proxy Statement (as amended and supplemented, the “Offer to Purchase”) a copy of which is attached to Schedule TO as Exhibit (a)(1), supplemented by Exhibit (a)(10), and in the related Letter of Transmittal (as amended and supplemented, the “Letter of Transmittal”) a copy of which is attached to Schedule TO as Exhibit (a)(11). Except as specifically provided herein, this Amendment does not amend any of the information previously reported on the Schedule TO. Capitalized terms used, but not otherwise defined in this Amendment shall have the meaning given in the Offer to Purchase.

Item 12. Exhibits.

(a)	(1)	Offer to Purchase and Proxy Statement.**
(2)	Letter of Transmittal.**
(3)	Proxy.**
(4)	Notice of Guaranteed Delivery.**
(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
(8)	Press Release issued by Quanta on June 4, 2007.**
(9)	Press Release issued by Quanta on July 12, 2007.**
(10)	Supplement to Offer to Purchase and Proxy Statement.**
(11)	Amended Letter of Transmittal.**
(12)	Amended Notice of Guaranteed Delivery.**
(13)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(14)	Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(15)	Press Release issued by Quanta on July 19, 2007.**
(16)	Press Release issued by Quanta on August 7, 2007.*
(b)	Not applicable.
(c)	(1)	Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.**
(2)	Pitch presentation materials, dated April 11, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Board of Directors of Quanta.**

(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Filed herewith.
**	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth under this statement is true, complete and correct.

Date: August 8, 2007	QUANTA CAPITAL HOLDINGS LTD.
	By:	/s/ Jonathan J.R. Dodd,
Jonathan J.R. Dodd Chief Financial Officer

Date: August 8, 2007	QCH ACQUISITION LTD.
	By:	/s/ Jonathan J.R. Dodd,
Jonathan J.R. Dodd Chief Financial Officer

EXHIBIT INDEX

(a)	(1)	Offer to Purchase and Proxy Statement.**
(2)	Letter of Transmittal.**
(3)	Proxy.**
(4)	Notice of Guaranteed Delivery.**
(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
(8)	Press Release issued by Quanta on June 4, 2007.**
(9)	Press Release issued by Quanta on July 12, 2007.**
(10)	Supplement to Offer to Purchase and Proxy Statement.**
(11)	Amended Letter of Transmittal.**
(12)	Amended Notice of Guaranteed Delivery.**
(13)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(14)	Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**
(15)	Press Release issued by Quanta on July 19, 2007.**
(16)	Press Release issued by Quanta on August 7, 2007.*
(b)	Not applicable.
(c)	(1)	Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.**
(2)	Pitch presentation materials, dated April 11, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Board of Directors of Quanta.**
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Filed herewith.
**	Previously filed.